Exhibit 99.1

MoneyHero Group Appoints Accomplished Legal and

Finance Executive Steve Teichman as Board Director

Mr. Teichman brings 30-plus years of senior legal, structuring, and transactional experience to MoneyHero, having spent his career working with global law firms, FORTUNE 500 and U.S. publicly traded companies, and powerful asset managers

SINGAPORE, June 25, 2024 – MoneyHero Limited (NASDAQ: MNY) (“MoneyHero” or the “Company”), the leading personal finance and digital insurance aggregation and comparison platform in Greater Southeast Asia, today announced the appointment of Steve Teichman to its Board of Directors, effective immediately. Mr. Teichman currently serves as Counsel of Pacific Century Group (“PCG”), a leading global asset manager and long-time investor in MoneyHero. He also serves as Managing Director of PineBridge, an affiliate of PCG.

“We are excited to welcome Steve to our Board of Directors,” said Rohith Murthy, CEO of MoneyHero. “PCG has been a strategic partner and investor to MoneyHero since our inception, helping us grow into the market leader across Greater Southeast Asia and take the Company public in the United States. As a C-Suite leader with PCG, Steve has a deep understanding of our business and growth strategy. Moreover, he has unparalleled knowledge and expertise in legal and financial landscapes at a global level, bringing enhanced value to our APAC-focused operations and relationships with the U.S. capital markets. This is a significant addition to our already strong Board or Directors and we are thrilled to be working closer with Steve moving forward.”

Mr. Teichman brings over three decades of senior legal, structuring, and transactional experience to MoneyHero, having spent his career working with some of the world’s largest and most prestigious law firms, advising FORTUNE 500 and U.S. publicly traded companies, and leading powerful asset managers. Prior to joining PCG, Mr. Teichman was a partner in the New York office of White & Case, LLP. At White & Case, Mr. Teichman advised clients on a range of corporate transactions, working with both domestic and international clients on M&A, financing, joint ventures, venture capital, and forming private equity funds. Mr. Teichman joined White & Case from the renowned Simpson Thacher & Bartlett in New York, where he counseled FORTUNE 500 companies and private equity firms on their corporate affairs and transactions. Mr. Teichman received his B.A. from Yeshiva University and his J.D. from New York University’s School of Law.

“I am honored to join the Board of Directors with MoneyHero, a business I have long admired and been a part of with PCG,” said Mr. Teichman. “MoneyHero has built an unmatched footprint throughout Greater Southeast Asia, becoming the region’s leading financial comparison platform manager and successfully diversifying into new areas with insurance brokerage and Creatory, their growing B2B brand. Through the Company’s listing on the Nasdaq last year, MoneyHero is now scaling the business with the power of U.S. capital markets behind it, enabling the Company to execute on both organic and M&A opportunities that are simply not available to peers. It is an exciting time to come into the business as a Board Director, and I look forward to contributing to MoneyHero’s growth and success for years to come.”

For more information about MoneyHero, including information for investors and learning about career opportunities, please visit www.MoneyHeroGroup.com.

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About MoneyHero Group

MoneyHero Limited (NASDAQ: MNY) is a market leader in the online personal finance and digital insurance aggregation and comparison sector throughout Greater Southeast Asia. The Company operates in the emerging markets of Singapore, Hong Kong, Taiwan, the Philippines, and Malaysia. Its brand portfolio includes B2C platforms MoneyHero, SingSaver, Money101, Moneymax, Seedly, and CompareHero, as well as the B2B platform Creatory. Enterprise-wide, MoneyHero currently manages 279 commercial partner relationships and services 8.7 million Monthly Unique Users across its platform for the 12 months ended December 31, 2023. The Company’s backers include Peter Thiel—co-founder of PayPal, Palantir Technologies, and the Founders Fund—and Hong Kong businessman, Richard Li, the founder and chairman of Pacific Century Group. To learn more about MoneyHero and how the innovative fintech company is driving APAC’s digital economy, please visit www.MoneyHeroGroup.com.

For inquiries, please contact:

Investors:

MoneyHero IR Team

IR@MoneyHeroGroup.com

Media:

Gaffney Bennett PR

MoneyHero@gbpr.com